UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cidara Therapeutics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

171757107

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171757107

1.	Name of Reporting Persons. Frazier Healthcare VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,021,235 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,021,235 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,021,235 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,021,235 shares of Common Stock held directly by Frazier Healthcare VII, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII, L.P.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 171757107

1.	Name of Reporting Persons. Frazier Healthcare VII-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 291,023 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 291,023 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,023 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 291,023 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P. FHM VII, L.P. is the general partner of Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Healthcare VII-A, L.P.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 171757107

1.	Name of Reporting Persons. FHM VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,021,235 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 291,023 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 171757107

1.	Name of Reporting Persons. FHM VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,312,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,021,235 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 291,023 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 171757107

1.	Name of Reporting Persons. James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,021,235 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 291,023 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 171757107

1.	Name of Reporting Persons. Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,021,235 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 291,023 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 171757107

1.	Name of Reporting Persons. Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,021,235 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 291,023 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 171757107

1.	Name of Reporting Persons. Nader Naini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,021,235 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 291,023 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 171757107

1.	Name of Reporting Persons. Brian Morfitt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,021,235 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 291,023 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 171757107

1.	Name of Reporting Persons. Nathan Every
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,312,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,312,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,021,235 shares of Common Stock held directly by Frazier Healthcare VII, L.P. and 291,023 shares of Common Stock held directly by Frazier Healthcare VII-A, L.P (collectively, the “FH Shares”). FHM VII, L.P. is the general partner of both Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. and FHM VII, L.L.C. is the general partner of FHM VII, L.P. Alan Frazier, Nader Naini, Patrick Heron, James Topper, Nathan Every, and Brian Morfitt are the members of FHM VII, L.L.C. and therefore share voting and investment power over the FH Shares.

(2)	Based on 27,751,431 shares of Common Stock that were outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on March 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 as filed with the Securities and Exchange Commission on February 26, 2018 (“Amendment 1” and together with the Original Schedule 13 D and this Amendment No. 2, the “Schedule 13D”) with respect to the Common Stock of Cidara Therapeutics Inc. (the “Issuer”), having its principal executive office at 6310 Nancy Ridge Drive, San Diego, CA 92121. Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D, as amended by Amendment 1, are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)

FH VII and FH VII-A are the record owners of 1,021,235 and 291,023 shares of Common Stock, respectively (together the FH Shares). As the sole general partner of FH VII and of FH VII-A, FHM VII LP may be deemed to own beneficially the FH Shares. As the sole general partner of FHM VII LP, FHM VII LLC may be deemed to own beneficially the FH Shares. As members of FHM VII LLC, each of the Members may be deemed to own beneficially the FH Shares. Each Reporting Person disclaims beneficial ownership of all FH Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 27,751,431 shares of Common Stock outstanding on October 31, 2018, as set forth in the Issuer’s Form 10-Q filed on November 8, 2018.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Not applicable.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FH Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2018	FRAZIER HEALTHCARE VII, L.P.
By FHM VII, L.P., its general partner
By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	FRAZIER HEALTHCARE VII-A, L.P.
By FHM VII, L.P., its general partner
By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	FHM VII, L.P.
By FHM VII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	FHM VII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: November 13, 2018	By:	*
James Topper

Date: November 13, 2018	By:	*
Patrick Heron

Date: November 13, 2018	By:	*
Alan Frazier

Date: November 13, 2018	By:	*
Nader Naini

Date: November 13, 2018	By:	*
Nathan Every

Date: November 13, 2018	By:	*
Brian Morfitt

Date: November 13, 2018	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on February 26, 2018.